

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 8, 2022

Domenic Colvin
President, Chief Executive Officer, and Director
CANNAPHARMARX, INC.
Suite 3600, 888 – 3rd Street SW
Calgary, Alberta, Canada T2P 5C5

> **Re: CANNAPHARMARX, INC.**
> **Registration Statement on Form S-1**
> **Filed August 1, 2022**
> **File No. 333-266457**

Dear Mr. Colvin:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Joshua D. Brinen, Esq.